UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Calamos Asset Management, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12811R104
(CUSIP Number)

NICHOLAS V. TOMPRAS
ALPINE INVESTMENT MANAGEMENT LLC
8000 Maryland Ave.
Suite 700
Clayton, MO 63105
(314) 932-7600

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Alpine Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 701,527
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 701,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Alpine Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 56,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 56,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 12811R104

1	NAME OF REPORTING PERSON Nicholas V. Tompras
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,127
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 12811R104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Alpine is a registered investment adviser that acts as direct adviser to certain separately managed accounts and VO Partners. The Shares purchased by Alpine were purchased with working capital of the managed accounts (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 701,527 Shares that Alpine may be deemed to beneficially own is approximately $7,714,315, including brokerage commissions.  The aggregate purchase price of the 56,600 Shares that APM may be deemed to beneficially own is approximately $646,010, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 20,473,265 Shares outstanding, as of April 30, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

As of the date hereof, Alpine may be deemed to beneficially own 701,527 Shares, constituting approximately 3.4% of the Shares outstanding.  APM may be deemed to beneficially own 56,600 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationships with Alpine and APM discussed in further detail in Item 2, Mr. Tompras may be deemed to beneficially own the Shares owned by Alpine and APM.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the during the past 60 days.  All of such transactions were effected in the open market.

Item 5(e) is hereby amended and restated to read as follows:

(e)           Effective July 12, 2013, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 12811R104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2013.	Alpine Investment Management, LLC

	By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Chief Executive Officer

Alpine Partners Management, LLC

By:	/s/ Nicholas V. Tompras
Nicholas V. Tompras
Managing Member

/s/ Nicholas V. Tompras
Nicholas V. Tompras

CUSIP NO. 12811R104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold)	Price Per Share($)	Date of Sale

Alpine Investment Management, LLC

(5,350)	10.7000	05/16/13
(2,240)	10.6450	06/06/13
(260)	10.7190	06/06/13
(300,000)	10.9700	07/12/13